Private & Confidential

Date: November 14, 2010

Guangzhou Suntrans Aviation Science and Technology Co., Ltd.

And

Groen Brothers Aviation International, LLC

**Cooperative Joint Venture Contract
For the establishment of
Foshan Suntrans-Groen Aviation Co., Ltd.**

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CONTENTS

Clause   Headings   **Page No.**

THIS COOPERATIVE JOINT VENTURE CONTRACT (this "Contract") is made on the 14th day of November, 2010.

BETWEEN:-

(1)   **Guangzhou Suntrans Aviation Science & Technology Co., Ltd.**, a company incorporated under the laws of the PRC whose legal address is at No.1 Meiyuan Hotel, MeiHua Garden, Tonghe Road, Guangzhou, PPC ("**Suntrans**");

(2)   **Groen Brothers Aviation International, LLC**, a limited liability company formed under the laws of Delaware whose registered address is at 2640 California Ave., Salt Lake City, UT 84104, USA ("**GBA**").

(Suntrans and GBA are collectively known as the "**Parties**" and "**Party**" shall mean any one of them.)

WHEREAS:

(A)   Suntrans and GBA intend to cooperate by establishing a cooperative joint venture to invest in a project of organizing, capitalizing, financing, designing, constructing and operating SparrowHawk Program facilities (the "**Project**").

(B)   After friendly consultations conducted in accordance with the principle of equality and mutual benefit, Suntrans and GBA agree to establish a cooperative joint venture company with limited liability, in accordance with the "*Law of the People's Republic of the PRC on Sino-Foreign Cooperative Joint Venture*" (中华人民共和国中外合作经营企业法) (the "**Cooperative Joint Venture Law**"), the *implementing rule* (中华人民共和国中外合作经营企业法实施细则) issued thereunder (the "**Cooperative Joint Venture Rule**"), other relevant PRC laws and regulations and provisions in this Contract.

NOW IT IS HEREBY AGREED as follows:

1   **INTERPRETATION**

1.1   In this Contract, including the recitals hereto, unless otherwise expressed or required by context, the following words and expressions shall have the following meanings:-

"Affiliate"   means any enterprise or other entity which, directly or indirectly, controls, or is controlled by any of the Parties; the term "**Control**" hereunder meaning ownership of fifty percent (50%) or more of the registered capital or the power to appoint the general manager or other principal person in charge of an enterprise or other entity;

"Articles"   means the articles of association of the Joint Venture

Company to be signed by the Parties;

"Board"   means the Joint Venture Company's board of directors;

"Breaching Party"   has the meaning ascribed to it in Clause 20.2;

"Business"   means the business of the Joint Venture Company as referred to in Clause 4.2.1;

"Business License"   means the business license to be issued by the State Administration for Industry and Commerce or any other competent authority authorized by the State Administration for Industry and Commerce;

"CEO"   means a chief executive officer of the Joint Venture Company nominated by Suntrans and formally approved and appointed by the Board as set forth in Clause 9.1.5 below;

"Chairman"   means the chairman of the Board;

"Confidential Information"   means technology as well as analytical data, processes, programs, manuals, designs, sketches, photographs, plans, drawings, specifications, reports, studies, findings, non-patented inventions and ideas and other information, know-how, relating to the Parties and the Joint Venture Company, their operations, or their Affiliates, whether of a technical, engineering, operational, business, financial, economic or legal nature, considered to be secret and confidential by any party or any of its Affiliates and provided by any party or any of its Affiliates in connection with the negotiation and implementation of this Contract and related transactions;

"Contract"   means this Cooperative Joint Venture Contract;

"Damages"   means all direct losses, liabilities, damages, deficiencies, diminution in value, suits, debts, obligations, interest, penalties, expenses, judgments or settlements of any nature or kind, including all costs and expenses related thereto, including without limitation reasonable attorneys' fees and disbursements, court costs, amounts paid in settlement and expenses of investigation, of any kind or nature, but excluding any indirect, consequential or punitive loss, damage, cost or expense;

"Date of Establishment"   has the meaning ascribed to it in Clause 3.1;

"Days"	means calendar days;
"Director"	means a director of the Joint Venture Company appointed to the Board in accordance with the Articles;
"Equity Interest"	means the equity interest of the Joint Venture Company and all the rights and interests attaching thereto;
"Event of Force Majeure" or "Force Majeure"	has the meaning ascribed to it in Clause 21.1;
"Examination and Approval Authority"	means the Ministry of Commerce and any other authority authorized by the Ministry of Commerce which has the authority to examine and approve the establishment of the Joint Venture Company, to examine and approve this Contract and the Articles, and to issue any related approval certificate;
"Financial Controller"	means a financial controller of the Joint Venture Company nominated by the CEO and formally approved and appointed by the Board as set forth in Clause 9.1.2 below;
"Financial Year"	means the financial year of the Joint Venture Company, which ends on December 31;
"General Manager"	means a general manager of the Joint Venture Company nominated by the CEO and formally approved and appointed by the Board as set forth in Clause 9.1.2 below;
"Governmental Authority"	means any governmental authority, judicial or administrative body or any other authority having or asserting jurisdiction over the matter or person in question, in each case in the PRC;
"International Traffic in Arms Regulations (ITAR)"	means US ITAR regulations dictate that information and material pertaining to defence and military related technologies may only be shared with US Persons unless authorization from the US Department of State is received or a special exemption is used;
"Intellectual Property Right"	means patents (including utility models), design patents, and designs (whether or not capable of registration), copyright, trademark and any other form of statutory protection of any kind and applications for any of the foregoing respectively as well as any trade secrets;
"Joint Venture Company"	means Foshan Suntrans-Groen Aviation Co., Ltd., a

cooperative joint venture company which will be established in accordance with the *Cooperative Joint Venture Law*, the *Cooperative Joint Venture Rule*, other relevant PRC laws and regulations and terms of this Contract;

"Joint Venture Term"   means the term set forth in <u>Clause 17</u> herein or that as extended or shortened pursuant to the terms of this Contract;

"Liquidation Committee"   has the meaning ascribed to it in <u>Clause 19</u>;

"Loans"   means: whether or not contingent, (i) every obligation of the Joint Venture Company for money borrowed or raised, (ii) every obligation of the Joint Venture Company evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every re-imbursement obligation of an entity with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Joint Venture Company, (iv) every obligation of the Joint Venture Company issued or assumed as the deferred purchase price of property or services (including securities repurchase agreements but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue), (v) every obligation under any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar arrangements) of the Joint Venture Company relating to, or the value of which is dependent upon, interest rates, currency exchange rates, equity or bond prices or commodity prices or indices in respect of any of the foregoing (excluding contracts for the purchase or sale of goods in the ordinary course of business) and (vi) the amount of any guarantee for any of the items referred in (i) to (v) above.

"PRC"   means the People's Republic of China, and shall exclude Hong Kong, Macau and Taiwan for the purpose of this Contract;

"President"   means a president of the Joint Venture Company nominated by the CEO and formally approved and appointed by the Board as set forth in <u>Clause 9.1.2</u> below;

"Project"   has the meaning ascribed to it in the Whereas clause;

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"RMB" or "Renminbi"   means Renminbi, the lawful currency of the PRC;

"Shareholder(s)"   means subject to the provisions of this Contract, any person or persons beneficially owning any Equity Interest;

"SparrowHawk Program"   as this term is used both to describe the limitations of the technology to be contributed by Groen Brothers Aviation (GBA) and the limitations of the aircraft to be developed and produced by the Joint Venture Company.

The technology to be transferred from GBA to the Joint Venture Company is the entirety of GBA's SparrowHawk Gyroplane Program, including the most advanced version of the SparrowHawk aircraft – the SparrowHawk III.

The SparrowHawk and its potential derivative designs are limited to a maximum of two seats inclusive of the pilot's seat and a maximum gross weight of 680kg (1,500lbs).

The SparrowHawk program will also include the transfer of GBA's rotor blade design that is currently flying on the Hawk 4 Gyroplane, which transfer is specifically limited to the SparrowHawk Gyroplane aircraft as described in Appendix A, more particularly a GBA designed rotor blade of metal construction which, from root to tip, consists of a constant chord, constant thickness, and constant airfoil using GBA proprietary S401 rotorblade airfoil, limited to as scaled in size to fit the SparrowHawk Program aircraft, which scaled size will be exclusive to the Joint Venture Company for manufacture and sales worldwide.

It is understood by both Parties that GBA reserves unto itself all rights to design, manufacture, and sell rotor blades using the herein described Hawk 4 Gyroplane rotor blade technology, for aircraft other than the SparrowHawk Program aircraft.

"Subsidiary"   means any other person in which a legal entity directly or indirectly holds a majority of the ownership interests, or a majority of the voting rights, represented by equity securities of such person, or over which the legal entity otherwise exercises control;

"Technology Transfer Agreement"   means a technology transfer agreement to be entered into by and between GBA and the Joint Venture Company within 10 Days following the Date of Establishment, to transfer the whole of GBA's SparrowHawk Gyroplane Program (see Appendix A for detailed description of the "SparrowHawk

Gyroplane Program");

"US$" or "United States Dollars" or "$"	means United States dollars, the lawful currency of the United States of America;
"Quality Assurance Vice President"	means a quality assurance vice president of the Joint Venture Company nominated by the CEO and formally approved and appointed by the Board as set forth in Clause 9.1.2 below; and
"Vice President"	means a vice president of the Joint Venture Company nominated by the CEO and formally approved and appointed by the Board as set forth in Clause 9.1.2 below.

1.2 References to Clauses are to clauses in this Contract (unless the context requires otherwise).

1.3 Words importing the singular shall include the plural and vice versa, words importing a gender include every gender.

1.4 The expressions the "holder(s)" and the "Joint Venture Company" shall, where context permits, include their respective successors, personal representatives and permitted assigns.

1.5 References to "persons" shall include bodies corporate, unincorporated associations and partnerships (whether or not having separate legal personality).

1.6 References to any document (including this Contract) are references to that document as amended, consolidated, supplemented, renovated or replaced from time to time.

1.7 References to any time of the Day are to Beijing time.

2 PARTIES TO THIS CONTRACT

2.1 The Parties to this Contract shall be as follows:

2.1.1 **Suntrans**

Legal address:	No. 1 Meiyuan Hotel, MeiHua Garden, Tonghe Road, Guangzhou, P.R. China
Legal representative:	Zheng Guilin
Position:	Chairman
Nationality:	Chinese

2.1.2 **GBA**

Legal address:	2640 California Ave., Salt Lake City, UT 84107, USA

Legal representative:	David Groen
Position:	Chairman, President & CEO
Nationality:	USA

2.2   Each Party shall have the right to change its legal or authorized representative and shall timely notify the other Parties of such change and the name, position and nationality of its new legal or authorized representative.

3   ESTABLISHMENT OF THE JOINT VENTURE COMPANY

3.1   Establishment of the Joint Venture Company

The Parties hereby agree to establish the Joint Venture Company in accordance with the *Cooperative Joint Venture Law*, the *Cooperative Joint Venture Rule*, other relevant PRC laws and regulations and the provisions of this Contract. The date of establishment (the "**Date of Establishment**") of the Joint Venture Company shall be the date of the issuance of the Business License.

3.2   Name and Address of the Joint Venture Company

3.2.1   The name of the Joint Venture Company shall be:

English: Foshan Suntrans-Groen Aviation Co., Ltd.

Chinese: 佛山市三川-格莱恩航空工业有限公司

3.2.2   The legal address of the Joint Venture Company may be decided by the Board and approval by the relevant Government Authority to the extent required by applicable laws.

3.3   Limited Liability Company

The form of organization of the Joint Venture Company shall be a limited liability company. Except as expressly agreed in this Contract or other contracts executed between the Parties and the Joint Venture Company from time to time, the liability of the Parties with respect to the Joint Venture Company shall be limited to the amount of the respective registered capital contributions required under this Contract. When the Joint Venture Company is properly established in accordance with the law, neither Party shall have any liability jointly or severally to any third party in respect of the debts or obligations of the Joint Venture Company.

3.4   Subsidiaries

The Joint Venture Company can establish branches and Subsidiaries in the PRC and outside of the PRC with approval from the Board and the Examination and Approval Authority.

4   PURPOSES, SCOPE & SCALE OF OPERATION

4.1   Purposes

The purpose of the Joint Venture Company is to enhance economic co-operation and technical exchanges, to improve the product quality, develop new products, and gain a competitive position in the world market in quality and price by adopting advanced and appropriate technology and scientific management methods, so as to raise economic results and ensure satisfactory economic benefits for both Party.

4.2   Scope of Business

4.2.1   The Parties shall procure that unless otherwise agreed, the Joint Venture Company shall carry on the following business activities (the "**Business**"): Assemble, manufacture, market, sale, and provision of related service for the SparrowHawk Gyroplane, which the SparrowHawk and its potential derivative designs are limited to a maximum of two seats inclusive of the pilot's seat and a maximum gross weight of 680kg (1,500lbs).

4.2.2   The Business of the Joint Venture Company shall be conducted in accordance with good and commercial business practice and in accordance with the business plan approved by the Board. Each Party shall use its respective reasonable endeavors, without being required to incur any financial obligations (other than as expressly set out herein) to promote the interests of the Joint Venture Company, to ensure that the Joint Venture Company conducts the Business with maximum energy and efficiency and to facilitate the promotion of the Business and the interests of the Joint Venture Company with the overall objective of maximizing distributions to the Shareholders.

4.3   Scale of Operation

The scale of the operation of each year shall be determined by the Board according to the market demand.

4.4   Save as provided in this Contract, matters in relation to the organization, management, taxes, distribution of profits, finance, accounting and audits, foreign exchange, labor management, terms and insurance of the Joint Venture Company shall be subject to and be in compliance with the *Cooperative Joint Venture Law*, the *Cooperative Joint Venture Rule* and other relevant PRC laws and regulations.

5   TOTAL AMOUNT OF INVESTMENT & REGISTERED CAPITAL

5.1   Total Investment and Registered Capital

5.1.1   The total amount of investment by the Parties (registered capital plus additional financing) in the Joint Venture Company shall be RMB 300 million.

5.1.2   The total amount of the registered capital of the Joint Venture Company shall be RMB 100 million.

5.2   Payment of Registered Capital and Provision of the Cooperative Condition

5.2.1   Suntrans' contribution to the registered capital shall represent 75% of the total registered capital and shall be RMB 75 million to be contributed in cash.

5.2.2   As GBA's cooperative condition contribution ("**Cooperation Condition**") representing 25% of the total registered capital which shall be valued at RMB 25 million, GBA shall transfer to the Joint Venture Company, title to the entirety of GBA's SparrowHawk Gyroplane Program including the most advanced version of the SparrowHawk aircraft – the SparrowHawk III, as described in Appendix A, as this term is used both to describe the limitations of the technology to be contributed by GBA and the limitations of the aircraft to be developed and produced by the Joint Venture Company.   This includes its potential derivative designs up to a maximum of two seats inclusive of the pilot's seat and a maximum gross weight (MGW) of 680kg (1,500lbs).

The SparrowHawk program will also include the transfer of GBA's rotor blade design that is currently flying on the Hawk 4 Gyroplane, which transfer is specifically limited to the SparrowHawk Gyroplane Program aircraft as described in Appendix A, more particularly a GBA designed rotor blade of metal construction which, from root to tip, consists of a constant chord, constant thickness, and constant airfoil using GBA proprietary S401 rotor blade airfoil, limited to as scaled in size to fit the SparrowHawk Program aircraft, which scaled size will be exclusive to the Joint Venture Company for manufacture and sales worldwide.

It is understood by both Parties that GBA reserves unto itself all rights to design, manufacture, and sell rotor blades using the herein described Hawk 4 Gyroplane rotor blade technology, for aircraft other than the SparrowHawk Program aircraft.

5.3   Details of the Cooperative Conditions of GBA

GBA shall grant the Cooperation Condition to the Joint Venture Company (GBA will enter into the Technology Transfer Agreement within 10 Days following the Date of Establishment and GBA shall not transfer any technology which would violate ITAR) which will include all of its existing data including all analytical data, test data and records, documents, drawings, engineering, materials, hardware, parts, tooling, etc., ensuring that it has provided to the Joint Venture Company all it has in its possession as of the date of this Contract specific to the SparrowHawk Program, including rights to:

a. **Manufacturing:**

        i.   Assembly production of the SparrowHawk for deliveries world-wide;

        ii.   Fabrication of all parts and components for the SparrowHawk including the rotor blades;

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iii. Proposal for the manufacturing plans;

iv. Manufacturing and fabrication drawings;

v. Existing SparrowHawk Program tooling, molds, fixtures, etc., currently held by GBA.

b. **Technology:**

i. Intellectual Property Rights specific to the SparrowHawk gyroplane;

ii. Engineering including drawings, bills of material, process specifications, procedures, and existing work instructions for the SparrowHawk III;

iii. The SparrowHawk Program will also include the transfer of GBA's rotor blade design that is currently flying on the Hawk 4 Gyroplane, which transfer is specifically limited to the SparrowHawk Gyroplane aircraft as herein described: a GBA designed rotor blade of metal construction which, from root to tip, consists of a constant chord, constant thickness, and constant airfoil using GBA proprietary S401 rotor blade airfoil, limited to as scaled in size to fit the SparrowHawk Program aircraft, which scaled size will be exclusive to the Joint Venture Company for manufacture and sales worldwide.

c. **Proprietary Information Documentation:** GBA will provide the Joint Venture Company with the information necessary and sufficient for it to manufacture within its facilities in Foshan, the SparrowHawk III gyroplane which is the most advanced SparrowHawk produced by GBA as of the date of this Contract. For this purpose, GBA will supply the Joint Venture Company with:

i. All of GBA's existing records regarding SparrowHawk testing including results of analysis, flight-test documentation, experimental records, and data collection that may be used for preparation of obtaining flight permits or certificates of airworthiness for production SparrowHawk Gyroplanes. To obtain flight permits or certificates of airworthiness for production SparrowHawk Gyroplanes, significant additional testing, data collection, and potential design changes may be required by a relevant regulatory authority, which will be the responsibility of the Joint Venture Company;

ii. A complete parts list for the SparrowHawk gyroplane with detail drawings for each part including dimensions, tolerances, material specifications, and inspection requirements;

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        iii.   Assembly drawings, with instructions necessary to assemble subassemblies and assemblies, including tolerances and inspection requirements;

        iv.   Existing SparrowHawk Program tooling, molds, fixtures, inventories, etc. currently held by GBA;

        v.   Existing vendors and suppliers lists;

d. **Sales Market:**

        i.   Existing sales and marketing materials including existing original master copies, all customer lists, sales and prospect lists, and list of existing SparrowHawk US and International dealership network;

e. **Research and Development**: Research and development on improvements and modifications to the existing SparrowHawk and its derivative gyroplanes:

        i.   Joint Venture Company will own the Intellectual Property Right created by its own R&D efforts.

5.4   <u>Timing and Payment of Capital Contributions</u>

5.4.1   The registered capital contributions and the Cooperation Condition of the Parties can be paid by installments provided that the first installment shall be made within 3 months upon the Date of Establishment and the amount of the first installment shall be at least 15% of the registered capital contribution requirement of Suntrans, both in accordance with the PRC laws and regulations, while the remainder of which shall be made within 2 years provided that at all times Suntrans capital contributions will be in advance of, and in greater amounts than, the needs of the Joint Venture Company as determined by a unanimous vote of the Board of Directors (see section 7.2.2 (h) below). However, within three months of the first installment of the capital contributions of the Cooperation Condition, the Board of Directors by unanimous vote (see section 7.2.2.(i) below) shall have set forth a contribution schedule for the remainder of the capital contributions which must be met by Suntrans. If Suntrans or GBA fails to meet their contribution schedules, a condition of "Breach of Contract" will exist, the remedies of such breach are contained in section 20 below.

5.4.2   In accordance with the PRC laws and regulations Suntrans shall pay 15% of its registered capital to the Joint Venture Company within 3 months upon the Date of Establishment while GBA shall make all the Cooperation Condition to the Joint Venture Company within 3 months upon the Date of Establishment.

5.4.3   After payment by each Party of its registered capital contribution installment, a certified public accountant registered in the PRC as designated by the Board shall verify the contribution and issue to such Party contribution verification report within fifteen (15) Days.

6   RESPONSIBILITIES OF THE PARTIES

6.1   Responsibilities of Suntrans

In addition to its other obligations under this Contract, Suntrans shall be responsible for the proper and prompt fulfillment of the following:

(a)   make applications to obtain all relevant and necessary approvals, registrations, licenses and qualifications for the establishment and thereafter for the operation of the Joint Venture Company;

(b)   use its best efforts to assist the Joint Venture Company in applying for and obtaining the most favorable tax and Customs duty reductions and exemptions and the benefit of other investment incentives available to the Joint Venture Company under the laws, administrative regulations and practices in the PRC;

(c)   use every endeavor to protect the confidentiality of all Confidential Information and refrain any unauthorized dissemination thereof;

(d)   provide assistance on various matters which may be appropriately entrusted to it by the Board.

6.2   Responsibilities of GBA

In addition to its other obligations under this Contract, GBA shall be responsible for the proper and prompt fulfillment of the following:

(a)   use every endeavor to protect the confidentiality of all Confidential Information and refrain from any unauthorized dissemination thereof;

(b)   assist the Joint Venture Company in obtaining of all relevant and necessary approvals, registrations, licenses and qualifications for the operation of the Joint Venture Company;

(c)   at the cost of the Joint Venture Company, GBA will provide guidance, direction, and support to the Joint Venture Company in its efforts to obtain appropriate flight permits or certificates of airworthiness for SparrowHawk gyroplane production aircraft; and

(d)   provide assistance on various matters which may be appropriately entrusted to it by the Board.

7   BOARD OF DIRECTORS

7.1   Subject to the *Cooperative Joint Venture Law* and the *Cooperative Joint Venture Rule* and other applicable PRC laws and regulations, the formation of the Board shall be as follows:

7.1.1   The Board shall be established on the Date of Establishment. The Board shall consist of five (5) Directors: three (3) appointed by Suntrans and two (2) appointed by GBA. The Board collectively and each Director individually shall always act in the best interest of the Joint Venture Company.   Each Director shall be appointed for a term of three (3) years.

7.1.2   A Director appointed by Suntrans shall serve as Chairman of the Board and a Director appointed by GBA shall serve as the Vice Chairman of the Board. The Chairman of the Board shall be the legal representative of the Joint Venture Company but shall not act on behalf of the Joint Venture Company out of the scope of the authorization of the Board.

7.1.3   The Chairman shall exercise the following powers:

(a)   within the scope of the rights and duties as the Chairman of the Board, the Director and the legal representative of the Joint Venture Company, represent the Joint Venture Company vis-à-vis third parties and all governmental or non-governmental authorities, natural persons or legal entities in the PRC;

(b)   convene and preside over meetings of the Board;

(c)   prepare (with the assistance of the CEO) the agenda for Board meetings;

(d)   inspect the implementation of resolutions of the Board and reports to the Board;

(e)   sign legal documents on behalf of the Joint Venture Company when necessary; and

(f)   implement other powers assigned to him by the Board in accordance with this Contract and the Articles of the Joint Venture Company.

7.2   Powers of the Board

7.2.1   The Board shall be the highest authority of the Joint Venture Company. It shall discuss and determine all important issues regarding the Joint Venture Company.

7.2.2   Resolutions involving the following matters shall be adopted only by the unanimous affirmative vote of all Directors of the Board present or represented at a duly convened meeting as defined in Clause 7.3 below:

(a)   the amendment of the Articles;

(b)   any change in the registered capital of the Joint Venture Company;

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(t)   in the event of a liquidation (voluntary or involuntary) the liquidation plan;

(u)   in the event of a liquidation (voluntary or involuntary), the appointment of the Liquidation Committee;

(v)   the establishment of product pricing, including establishment of parameters for discounts of any kind to dealers, distributors, outside sales organizations, purchasers of large quantities, etc.

(w)   the establishment of dealers, distributors, outside sales organizations, etc., including approval of contracts and/or agreements with any of these organizations or individuals.

7.2.3   Resolutions on any other issues or matters submitted to the Board shall be taken by at least one half of the Directors present or represented at a duly convened meeting as defined in Clause 7.3 below.

7.2.4   The Board shall have the right to adopt resolutions without a meeting, pursuant to a resolution adopted by means of unanimous written consent of all Directors. In that case, the text of the resolution shall be sent by registered mail, by fax, by email or delivered by hand to all Directors by the Chairman. Each Director shall send his written affirmative consent by registered mail, by fax, by email or deliver it to the Chairman. Any document sent by fax or by email shall be reconfirmed by registered mail.

7.3   Board Meetings

7.3.1   Meetings of the Board shall be held at least once a year, generally at the registered address of the Joint Venture Company or such other address in the PRC or abroad as designated by the Board.

7.3.2   The first Board meeting shall be held within 10 Days following the Date of Establishment or such other time as the Parties otherwise may agree.

7.3.3   The Board meetings shall be called and presided over by the Chairman of the Board. A Board meeting may be called by service of 30 Days' advance written notice on the Parties. Should the Chairman be unable to call the meeting, he shall authorize the vice Chairman of the Board to call and preside over the meeting.

7.3.4   The Chairman of the Board shall set the agenda for the Board meetings and be responsible for convening and presiding over such meetings. The Chairman shall include in the agenda any matters which a Director requests in writing not less than 30 Days prior to the meeting to be so included.

7.3.5   The Chairman may convene an interim meeting based on a proposal made by at least one-third of the Directors.

7.3.6   A Board meeting requires a quorum of four (4). Should a Director be unable to attend, he shall present a proxy authorizing someone else to represent him and vote for him.

7.3.7   A quorum must be reached for a meeting of the Board to take place. If at any properly convened meeting, no quorum is constituted, the Chairman shall call another meeting with 10 Days' written notice. Any director absent from such second meeting without giving a reason and without having appointed a proxy shall be considered to have abstained from voting and shall be considered as present for purposes of determining a quorum.

7.4   Expenses of the Board

The reasonable expenses incurred with respect to the attendance of the Directors at meetings of the Board shall be borne by Joint Venture Company.

8   SUPERVISOR

8.1   The Joint Venture Company shall have one (1) supervisor appointed by Suntrans. Suntrans can remove the supervisor at any time and appoint a successor to serve out such supervisor's term.

8.2   The supervisor shall be appointed for a term of three (3) years and if re-appointed, the supervisor may serve consecutive terms until his/her retirement, resignation, removal, illness, disability or death.

8.3   The supervisor of the Joint Venture Company shall exercise the following powers:

(a)   to inspect the financial affairs of the Joint Venture Company;

(b)   to supervise the performance of duties which violate the provision of the laws and administrative regulations and the Articles of the Joint Venture Company by any Director, CEO and other senior management personnel;

(c)   to demand any Director, CEO and other senior management personnel to make correction if he/she acts against the interests of the Joint Venture Company; and

(d)   other duties stipulated in this Contact and under the PRC law.

8.4   The supervisor may attend Board meetings as a non-voting attendee, and may raise questions or suggestions about the matters to be decided by the Board. If the supervisor discovers that the Joint Venture Company is operating abnormally, he/she may conduct investigation. If necessary, he/she may engage an accounting firm to assist him/her with the relevant expenses paid by the Joint Venture Company.

8.5   Expenses incurred by the supervisor in exercising his/her duties and powers shall be borne by the Joint Venture Company.

12.3   Accounting System

12.3.1   The CEO and/or the Financial Controller shall be responsible for the financial management of the Joint Venture Company.

12.3.2   The Financial Controller shall prepare the accounting system and procedures of the Joint Venture Company; and generally accepted international accounting principles as defined by International Accounting Standards Committee.

12.3.3   The accounting system and procedures shall be filed with the relevant local department of finance and the tax authorities for the record. The debit and credit method, as well as the accrual basis of accounting, shall be adopted as the methods and principles for keeping accounts.

12.3.4   All accounting records, vouchers, books and statements of the Joint Venture Company shall be made and kept in Chinese. The general financial statements and reports of the Joint Venture Company should be made and kept in Chinese and English.

12.3.5   The Joint Venture Company shall adopt RMB as its book-keeping base currency. The books of account and the financial statements of the Joint Venture Company shall be kept and presented in RMB. The exchange rate to be used for a currency which is not the book-keeping base currency shall be in accordance with the exchange rate announced by the State Administration of Foreign Exchange of the PRC on the date of actual payment or in accordance with the exchange market value at any authorized financial entities. The book-keeping system shall document all the details of transactions in currencies which are not the book-keeping base currency.

12.3.6   In the first month of each Financial Year, the Financial Controller shall prepare the previous year's balance sheet, profit and loss statement and proposal regarding the distribution of profits and submit them to the Board for examination and approval.

12.3.7   Each year, the CEO will prepare the following year's financial forecast, update its business plan and submit the same to the Board for examination and approval.

12.4   Accounting and Financial Year

         The Joint Venture Company shall adopt the calendar year as its accounting and Financial Year. The first Financial Year of the Joint Venture Company shall commence on the Date of Establishment and shall end on December 31, 2010.

12.5   Auditing

12.5.1   Financial checking and examination of the Joint Venture Company shall be conducted by an independent certified public accountant registered in the PRC having an international reputation and approved by the Board. The Joint Venture Company shall submit to the Parties and to each Director the audited annual accounts

15 WARRANTIES AND UNDERTAKINGS

15.1 Each of the Parties hereto hereby warrants to the other that:

(a) it is a corporation duly organized, validly existing and in good standing under the laws of the place of incorporation;

(b) it has full power to enter into this Contract and to exercise its rights and perform its obligations under this Contract, and all authorizations of corporations required to authorize its execution of this Agreement and its performance of its obligations under this Agreement and other necessary actions have been duly taken;

(c) it has obtained all consents, approvals and authorizations necessary for the valid execution and delivery of this Contract, provided however that this Contract is subject to the approval by the Examination and Approval Authority before the same may become effective;

(d) the execution and performance of this Contract do not violate any provision or result in the breach of its constitutional documents (if applicable) or of any applicable law, rule or regulation of any Governmental Authority or any agreement or arrangement to which it is a party or by which it is bound or any order, judgement or decree applicable to it (as the case may be); and

(e) upon the approval by the Examination and Approval Authority, this Contract is valid, binding and enforceable against it.

15.2 It is understand by the Parties that in the course of operation of the Joint Venture Company, if both Parties find that the Joint Venture Company will demand additional funding and additional technology, the Parties agree to make capital increase to the Joint Venture Company, among other things, Suntrans will contribute in cash no less than RMB 175 million while GBA will provide cooperative condition contribution to transfer the title to the entirety of GBA's SparrowHawk Gyroplane Program, including its potential derivative designs up to a maximum of four seats inclusive of the pilot's seat and a maximum gross weight (MGW) of 1,000kg (2,200lbs), that may be valued at RMB 58 million. Both Parties further agree to go through all required procedures under the PRC laws for the purpose of such capital increase of the Joint Venture Company.

15.3 It is understood by the Parties that additional technology and know-how beyond that which is included in the Cooperation Condition as described in Clause 5.3, may be desired by the Joint Venture Company for a two seat SparrowHawk derivative. If such additional technology and know-how is desired from GBA, the Parties will in good faith negotiate a separate agreement that may cover the additional terms desired.

15.4 It is hereby agreed that GBA has many other aircraft designs including one, two, and four seat, as well as larger, gyroplanes that are not derivative of the SparrowHawk Program and GBA contemplates designing and developing many other aircraft designs

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of crucial issues related to parts and the production of the SparrowHawk – this may include sending GBA teams to China and may also include sending teams from the Joint Venture Company to GBA in the USA

(k) GBA will advise, manage, or assist the Joint Venture Company in its R&D effort

(l) The Joint Venture Company may from time to time subcontract with GBA to perform R&D that GBA is willing and able to perform, on a cost structure to be negotiated on a case by case basis.

15.6 Suntrans undertakes that commencing from the date hereof and within 3 years after it ceases to be a shareholder of the Joint Venture Company, it will not, and will procure that none of its Affiliates (excluding the Joint Venture Company) will, whether on its own account or in conjunction with others engage in any of the following restrictions:

(1) in any country or place where the Joint Venture Company carries on business or has carried on business, in carrying on any business in competition or likely competition with the Joint Venture Company;

(2) in relation to any trade, business or company use the logo or other similar sign or any name and/or any other words used by the Joint Venture Company in the name of any company controlled by it or in the name of any of its systems, products or any similar word in such a way as to be capable of or likely to be confused with the name of the Joint Venture Company.

16 CONFIDENTIALITY

16.1 The Parties consider that the confidentiality of the Confidential Information provided by one Party to the other as well as the information owned by the Joint Venture Company is of great importance. Therefore, the Parties shall, for so long as they are Shareholders and thereafter during a period of 6 years, strictly maintain the secrecy and confidentiality of, and not disclose to any third party or person the Confidential Information, including:

(a) any proprietary information, or any other information considered to be secret and confidential by a Party which is disclosed at any time during or for the purpose of negotiation of this Contract or the establishment or operation of the Joint Venture Company by such Party; and

(b) any information pertaining to the activities of the Joint Venture Company except those required to be disclosed by the Governmental Authority, as the case may be.

16.2 The Confidential Information provided in any way by the Parties to the Joint Venture Company or otherwise acquired in any way or developed by the Joint Venture

Company shall be used only by the Joint Venture Company in performing its activities unless otherwise provided in writing between the Parties.

16.3   The Parties shall cause their employees and those of their Subsidiaries or Affiliates, to comply with the confidentiality obligation set forth in this Clause and other confidentiality provisions contained herewith. The Parties shall cause their directors, staff, and other employees, and those of their Subsidiaries or Affiliates, also to comply with the confidentiality obligation set forth in this Clause.

17   JOINT VENTURE TERM

17.1   Joint Venture Term

The Joint Venture Term shall commence on the Date of Establishment and shall expire on the date 30 years thereafter except as extended or shortened as provided in this Contract.

17.2   Extension of Joint Venture Term

Two (2) years prior to the expiry of the Joint Venture Term, the Parties may discuss the extension of the Joint Venture Term. If the Parties agree, an application for such extension shall be submitted to the Examination and Approval Authority for approval no less than six (6) months prior to the expiry of the Joint Venture Term.

18   TERMINATION & DISSOLUTION OF THE JOINT VENTURE COMPANY

18.1   Expiration of Joint Venture Term

The Joint Venture Company shall be dissolved and this Contract shall terminate in accordance with the *Cooperative Joint Venture Law*, the *Cooperative Joint Venture Rule* and the Articles upon expiration of the Joint Venture Term (if not extended pursuant to Clause 17.2 above) in which case the dissolution shall be automatic.

18.2   Early Termination

18.2.1   To the extent required under applicable law then in force, upon approval by the Examination and Approval Authority, this Contract may be terminated and the Joint Venture Company be dissolved prior to the expiration of the Joint Venture Term in the following circumstances :

(a)   by a unanimous affirmative vote of all the Directors;

(b)   if the Parties agree to dissolve the Joint Venture Company;

(c)   if the scope of business of the Joint Venture Company is adversely modified upon the promulgation of any new laws or regulations resulting in the Joint Venture Company not being able to operate according to the original approved scope of business;

(d)   if all or a material portion of the assets or property of the Joint Venture Company or the Equity Interest of any Party is expropriated or requisitioned; or

(e)   in the event of the occurrence of other reasons for termination as stipulated in relevant laws and regulations in the PRC.

18.2.2   Upon early termination of this Contract as provided in <u>Clause 18.2.1</u> above, the Parties may select to liquidate the Joint Venture Company in accordance with <u>Clause 19</u> or, subject to the applicable laws and regulations in the PRC and internal and external approvals, also based on the Parties' discussions, one Party may transfer all of its Equity Interest in the Joint Venture Company to the other Parties.

19   <u>LIQUIDATION OF THE JOINT VENTURE COMPANY</u>

19.1   Subject to the relevant applicable PRC laws and regulations, the liquidation of the Joint Venture Company shall be conducted as follows:

19.1.1   Upon the expiration of the Joint Venture Term or upon early dissolution of the Joint Venture Company, the Parties shall cause the Directors appointed by them to adopt a resolution to liquidate the Joint Venture Company.

19.1.2   By unanimous consent, the Board shall appoint a Liquidation Committee which shall have the power to represent the Joint Venture Company in all legal matters. The Liquidation Committee shall value and liquidate the Joint Venture Company's assets in accordance with the applicable laws and the principles set out herein.

19.1.3   The Liquidation Committee shall be made up of 3 members which shall be decided by the unanimous consent of the Board. Members of the Liquidation Committee may, but not need to be, Directors or management personnel of the Joint Venture Company. The Board may also decide qualified professional advisors, such as accountants and lawyers, to be members of or to assist the Liquidation Committee. One (1) of the members of the Liquidation Committee proposed by Suntrans shall be the chairman of the Liquidation Committee. The Board shall report the formation of the Liquidation Committee to the relevant Governmental Authorities.

19.1.4   The Liquidation Committee shall conduct a thorough examination of the Joint Venture Company's assets and liabilities, on the basis of which it shall develop liquidation plan which, if approved by the unanimous consent of the Board (see section 7.2.2(t) above), shall be executed under the Liquidation Committee's supervision.   The liquidation plan shall provide that the Parties will have the right to purchase any of the Joint Venture Company's assets under the same selling terms and conditions available to any party, provided that the Joint Venture Company shall grant to GBA a right of first refusal on the purchase from the Joint Venture Company any and all technology that the Joint Venture Company may have developed or have acquired rights to from any party related to sustained autorotative flight which can easily be segregated from the original technology injected by GBA (see section 19.7 below).

19.1.5   In developing and executing the liquidation plan, the Liquidation Committee shall use every effort to obtain the highest possible price for the Joint Venture Company's assets.

19.1.6   On completion of all liquidation procedures, the Liquidation Committee shall complete all other formalities for nullifying the Joint Venture Company's registration, hand over the Business License to the original registration authority, and announce the completion of the liquidation to the public. GBA shall get copies of all the Joint Venture Company's accounting books and other documents but the originals thereof shall be left in the care of Suntrans as required by law.

19.2   No Further Liabilities

Upon one Party's receipt at the banks designated by it of all sums payable to it under the stipulations set forth herein and upon such Party's receipt of all assets purchased by it hereunder, such Party shall have no further obligations or liabilities to the Joint Venture Company.

19.3   Effect of Termination, Dissolution or Sale

The termination of this Contract for any reason, the dissolution of the Joint Venture Company or the sale of one Party's interest to a third party shall not release the Party from its liability to pay any sums of money accrued, due and payable to the other Parties, or to discharge its then accrued and unfulfilled obligations including any liability to the other Parties in respect of any breach of this Contract.

19.4   The following liquidation expenses should enjoy priority in payments from the liquidated property:

(a)   expenses incurred through management, sales and distribution of properties of the Joint Venture Company during the liquidation;

(b)   expenses incurred through announcements, lawsuits and arbitration; and

(c)   other expenses incurred during the liquidation period.

19.5   Creditors with claims for property secured credits before the starting date of the liquidation enjoy priority of repayment from the secured properties. The part of the claims in exceed of secured property may be paid in the order set out below in Clause 19.6.

19.6   After payments for the expenses of the liquidations are made repayments should be in order of: (1) employees wages and labor insurance fees; (2) PRC taxes; and (3) other debts.

19.7   Upon payment of the sum specified in Clauses 19.4 to 19.6, the Parties hereto agree that the balance of any proceeds from the liquidated property shall be all distributed to

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Suntrans while GBA will repossess the rights of the SparrowHawk Program under the Technology Transfer Agreement, and the parties hereto hereby agree that in respect to the SparrowHawk Program and any Intellectual Property Rights thereto, any reform, improvement or renovation thereof generated by the Joint Venture Company or a third party during the term of this Contract through various methods including without limitation any design, research, development, rewrite or revision, or amendment thereof owned or acquired or developed by the Joint Venture Company in relation to sustained autorotative flight (hereinafter "Derivative Technology") is difficult to be segregated from the original technology injected by GBA, and therefore the Derivative Technology which cannot be easily segregated from the original technology injected by GBA, GBA can possess together with the original technology free of charge in its repossession of the rights of the SparrowHawk Program under the Technology Transfer Agreement as herein provided. As to the Derivative Technology that can be segregated from the original technology, GBA will have a ROF (right of first refusal) to purchase from the Joint Venture Company (see 19.1.4 above). To perfect GBA's rights to the re-possession of the SparrowHawk Program, in case of liquidation, the Joint Venture Company will enter into a technology transfer agreement with GBA under which the Joint Venture Company will transfer the SparrowHawk Program free of charge to GBA.

20   LIABILITY FOR BREACH OF THIS CONTRACT

20.1   Breach of Contract

Each Party shall be liable to the other Party and the Joint Venture Company for any Damages (see definition of "**Damages**" above) suffered by the other Parties as a result of the failure by such Party to promptly perform its obligations in the manner provided for in this Contract.

20.2   Failure to Perform

Whenever a Party (the "**Breaching Party**") fails to perform any of its material obligations under this Contract, and the non-performing Party fails to cure such non-performance within thirty (30) Days following notice given by the other Parties demanding such cure, or if a representation or warranty made by a Party under this Contract is untrue or materially inaccurate, then such Party shall be deemed to have breached this Contract.

If GBA violates ITAR which results in failure to pay the Cooperation Condition to the Joint Venture Company, then Suntrans shall be entitled to rely on such material breach as a ground for unilateral termination of this Contract, and in addition to any other remedy now or then existing under any applicable law or otherwise, require GBA to compensate for losses, Damages, and costs incurred by Suntrans associated with this transaction prior to the date of such termination.

If Suntrans fails to perform under section 5.4 above, then GBA shall be entitled to rely on such material breach as a ground for unilateral termination of this Contract and to

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require Suntrans to compensate for losses, Damages, and costs incurred by GBA associated with this transaction prior to the date of such termination and GBA shall, in addition to any other remedy now or then existing under any applicable law or otherwise, be entitled to immediately repossess the rights of the SparrowHawk Program under the Technology Transfer Agreement and any Intellectual Property Rights thereto, as is more fully described in section 19.7 above including Derivative Technology.

If GBA fails to perform under section 5.4 above, then Suntrans shall be entitled to rely on such material breach as a ground for unilateral termination of this Contract and to require GBA to compensate for losses, Damages, and costs incurred by Suntrans associated with this transaction prior to the date of such termination.

20.3   Indemnity

If the Joint Venture Company or the other Parties suffer any cost, expense, liability or loss suffered as a result of a breach of this Contract by the Breaching Party, the Breaching Party shall indemnify and hold the suffering Parties or the Joint Venture Company harmless in relation to any such cost, expense, liability or loss. This remedy is not intended to be exclusive and shall be in addition to any other remedy now or then existing under any applicable law or otherwise.

21   **FORCE MAJEURE**

21.1   Definition of Force Majeure

"**Event of Force Majeure**" means all events which are beyond the control of either Party, is unforeseen, or if foreseen, unavoidable and as a result of which a Party is unable to perform its obligations under this Contract. An Event of Force Majeure includes, but is not limited to, acts of nature and natural disasters such as flood, fire, drought, typhoon, storm, tidal wave, earthquake or explosion, serious fire, epidemic, lockout, industrial disputes, public disturbance, shipwreck, sabotage, accidents, inability to obtain transportation, social upsurges, riots, hostility, wars declared or not or any other instances which cannot be foreseen, prevented or controlled including instances which are accepted as Force Majeure in general international commercial practices.

21.2   Exempting Effect of Force Majeure – Notification

21.2.1   If any Party is prevented from executing all or part of its obligations under this Contract by the occurrence of an Event of Force Majeure, that Party shall not be held liable for the non execution of its obligations which performance is so prevented nor shall such Party be liable for any consequences resulting therefrom. The time for the obligations or performance shall be extended by the period of the Event of Force Majeure.

21.2.2   As soon as possible after the occurrence of an Event of Force Majeure and in any event no later than five (5) Days after such occurrence, the Party claiming Force

Majeure shall inform the other Parties of the event constituting Force Majeure and all relevant details, shall furnish appropriate proof of the occurrence and duration of such Force Majeure and shall set forth the anticipated effect of such Force Majeure on the performance of the obligations of such Party under this Contract. Such proof shall be furnished in the form of a certificate issued by the concerned party and notarized by a notary public. The Party claiming Force Majeure shall also use all reasonable endeavors to mitigate the consequences of the Force Majeure event. The Party claiming Force Majeure shall also notify the other Parties of the termination of such Force Majeure as soon as possible and in any event no later than five (5) Days thereafter.

21.2.3 In the Event of Force Majeure, the Parties shall immediately consult with each other in order to find an equitable solution and shall use all reasonable endeavors to minimize the consequences of such Force Majeure.

21.2.4 If an Event of Force Majeure occurs, the confidentiality provisions under <u>Clause 16</u> shall remain valid and fully applicable.

22   <u>RESTRICTIONS ON ANNOUNCEMENTS</u>

No public announcement or communication of any kind shall be made in respect of the subject matter of this Contract unless specifically agreed between the Parties hereto or unless an announcement is required pursuant to the relevant law or the requirements of any stock or securities exchange or any regulatory or governmental body, but must be in respect of this Contract.

23   <u>EFFECTIVENESS</u>

23.1 This Contract shall come into force only upon approval by the Examination and Approval Authority in accordance with applicable law. If the Examination and Approval Authority does not grant its approval, this Contract shall not come into force and shall be considered null and void. If the Examination and Approval Authority suggests any change to this Contract and/or the Articles, the Parties agree to consult with each other as soon as reasonably possible to determine whether they agree to such suggested changes. If the Parties decide to reject such suggestions or do not unanimously agree to implement such changes within fifteen (15) Days of such suggestion by the Examination and Approval Authority, then the provisions of this Contract and the Articles shall be considered null and void.

23.2 The Parties shall seek all required approvals for the establishment of the Joint Venture Company and the issuance of the Business License. The Parties shall ensure that all documents are properly and promptly submitted to the appropriate governmental authorities, including, without limiting the generality of the foregoing, this Contract and the Articles, each duly executed by the Parties and if required any other relevant application documents relating to the establishment of the Joint Venture Company. The Parties shall make all reasonable efforts to ensure the documents referred to in this

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Clause are submitted for approval within thirty (30) Days of the date of signature of this Contract.

23.3 If the Business License is not issued within 180 Days after the date of signature of this Contract, the Parties shall jointly consult with each other to decide whether to continue or not with the establishment of the Joint Venture Company. If after a period of 30 Days from the expiration of such 180 Days, the Parties cannot agree upon a common action to be taken, then either Party shall have the option to deem this Contract void and of no effect by giving a written notice to the other Parties. Procedure for cancellation shall be conducted by Suntrans with the relevant Governmental Authorities.

23.4 Suntrans shall keep GBA promptly and fully informed of any material meetings, discussions or correspondence with the Examination and Approval Authority and shall promptly advise GBA upon receipt of such approvals and of the issuance of the Business License. GBA shall co-operate with Suntrans in submitting to the appropriate Governmental Authorities such documents or information as such authorities may reasonably request.

23.5 Concurrently with the signature of this Contract, the Parties shall sign the Articles.

24   MISCELLANEOUS

24.1 The Parties hereto may not transfer any of their respective rights or benefits or obligations hereunder except with the written consent of the other Parties hereto.

24.2 If any provision or part of a provision of this Contract shall be, or be found by any authority or court of competent jurisdiction to be, illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Contract, all of which shall remain in full force and effect.

24.3 This Contract (together with any documents referred to herein) constitutes the whole agreement between the Parties hereto relating to its subject matter and supersedes and cancels in all respects all previous agreements correspondence, understandings, undertakings (if any) between the Parties hereto with respect to the subject matter hereof, whether such be written or oral.

24.4 Unless otherwise specifically provided for in this Contract, any provision of this Contract may be amended, supplemented or waived only if the Parties hereto agree in writing and is approved by the Examination and Approval Authority.

24.5 Notwithstanding the provisions of the Articles or any articles or amendments to be adopted by the Joint Venture Company in the future, in the event of any ambiguity or conflict arising between the terms of this Contract and those of the Articles, the terms and provisions of this Contract shall (so long as they remain in full force and effect) prevail over the Articles (but not so as to alter the Articles) and the Parties hereto shall act accordingly and procure the Joint Venture Company to amend the conflicting or inconsistent Articles to reflect the provisions of this Contract.

24.6   This Contract is made for the benefit of all Parties and may be enforced by any of them and their respective successors and assignees.

25   NOTICES

Any notice required to be given by any Party hereto to the other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address or facsimile number as may from time to time be notified for this purpose (which shall be notified to the other Parties by five (5) working Days' prior written notice) and any notice served by hand shall be deemed to have been served on delivery, any notice served by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served forty eight (48) hours (seventy two (72) hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted and in proving service it shall be sufficient (in the case of service by hand and prepaid registered letter) to prove that the notice was properly addressed and delivered or posted, as the case may be, was received and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine:

To Suntrans:

Address:	No. 3 Building, Meiyuan Shanzhuang, MeiHua Garden, Tonghe Road, Guangzhou, PPC.
Postal Code:	510510
Fax:	8620-6103 3080

To GBA:

Address:	2640 California Ave., Salt Lake City, UT, USA
Postal Code:	84104
Fax:	801-973-4027

26   LAW AND ARBITRATION

26.1   This Contract shall be governed by and construed in accordance with the laws of the PRC.

26.2   The Parties hereto agree that any dispute or difference arising from or relating to the execution of this Contract shall be resolved by consultation between the Parties. If the dispute fails to be resolved within 30 Days of the notice from one Party requesting the consultation, the dispute shall be submitted by such Party to the China International Economic and Trade Arbitration Commission (CIETAC) South China Sub Branch in Shenzhen for arbitration according to its then applicable arbitration rules.

26.3   The arbitral tribunal will have three (3) members. One arbitrator shall be appointed by Suntrans and one arbitrator shall be appointed by GBA. The two arbitrators so appointed shall jointly select the third arbitrator. The Parties hereby agree that such arbitration awards shall be final and binding on the Parties.

26.4   During the process of dispute settlement in accordance with this Clause, the Parties hereto shall continue to perform their obligations hereunder, other than those that are the subject of the dispute.

27   LANGUAGE

This Contract is executed in the English language in 10 originals and in the Chinese language in 10 originals. Both language versions shall be equally valid.

(HEREUNDER IS INTENTIONALLY LEFT BLANK)







IN WITNESS whereof this Contract has been executed by the Parties on the day and year first above written.

SIGNED by the authorized signatory

Guilin Zheng, Legal Representative
for and on behalf of
Guangzhou Suntrans Aviation Science & Technology Co., Ltd.

SIGNED by the authorized signatory

David Groen, Chairman, President & CEO
for and on behalf of
Groen Brothers Aviation International, LLC

APPENDIX A

Details of The
"SparrowHawk Gyroplane Program"
Technology Transfer
From
Groen Brothers Aviation International, LLC.
To
Foshan Suntrans-Groen Aviation Co., Ltd.

v. 10-11-05



SparrowHawk Gyroplane

SparrowHawk Program Technology Transfer

This "Appendix A" provides a detailed description of the "SparrowHawk Gyroplane Program Technology Transfer" which is understood by both parties to be applicable in its entirety as to how the below detailed descriptions and limitations apply to: the SparrowHawk and its derivative aircraft designs limited to a maximum of 2 seats including the pilot seat and a maximum gross weight of 680kg (1,500lbs); and constitutes both the limitations of the technology to be contributed by Groen Brothers Aviation International, LLC ("GBA") to Foshan Suntrans-Groen Aviation Co., Ltd. (the "Joint Venture Company") and the limitations of the aircraft to be developed and produced by the Joint Venture Company. The Technology Transfer requirement of GBA also includes all other relevant SparrowHawk specific information which may be in GBA's possession as part of its SparrowHawk program, which may not have otherwise been described in this Appendix A.

1. The SparrowHawk Program

The technology to be transferred from GBA to the Joint Venture Company is the entirety of GBA's SparrowHawk Gyroplane Program, including the most advanced version of the SparrowHawk aircraft.

2. Hawk 4 Gyroplane Rotorblade Technology

The SparrowHawk program will also include the transfer of GBA's rotor blade design that is currently flying on the Hawk 4 Gyroplane, which transfer is specifically limited to the SparrowHawk Gyroplane aircraft as herein described: a GBA designed rotor blade of metal construction which, from root to tip, consists of a constant chord, constant thickness, and constant airfoil using GBA's proprietary S401 rotorblade airfoil, limited to as scaled in size to fit the SparrowHawk Program aircraft (as defined above), which scaled size will be exclusive to the Joint Venture Company for manufacture and sales worldwide.

It is understood by both Parties that GBA reserves unto itself all rights to design, manufacture, and sell rotor blades using the herein described Hawk 4 Gyroplane rotor blade technology, for aircraft other than the SparrowHawk Program aircraft.

3. Engineering Design Drawings

The "TOP COLLECTOR DRAWING LIST, SPARROWHAWK III" contains all the engineering design drawing numbers and revision levels. These drawings define the complete aircraft and contain all parts and material specification to manufacture the aircraft.

Within the Collector Drawing List, the first column is the drawing number, the second column is the description of the part/component, and the third column is the

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present revision level of the drawing. The extract example below shows the Nose Wheel Installation which is defined in drawing S01-270-0007 with the Strut sub-assembly defined in S01-270-2001. Both of these drawings contain a BOM (bill of materials) or parts list which details the parts required to assemble these items. Detail drawings like S01-270-4007 – Spacer Axle contains all the detail dimensions and tolerances to which the part is to be manufactured for assembly and the raw material specification.

Extract from "Top Collector Drawing List"
"Nose Wheel Installation"

Drawing Number	Description	Rev.
S01-270-2001	STRUT	A
S01-270-4031	FITTING, END	NC
S01-270-4038	TUBE	A(RC)
S01-270-4007	SPACER, AXLE	F
S01-270-4008	SPACER	E
S01-270-4015	WELDMENT, STRUT, GEAR, NOSE	C
S01-270-4012	AXLE, THREADED	D
S01-270-4013	BLOCK, BEARING	NC
S01-270-4017	BUSHING	NC
S01-270-4018	SPACER	B
S01-270-4019	CAP, BEARING	B
S01-270-4054	STRUT	NC
S01-270-4033	BRACKET, ATTACHMENT, KEEL	NC
S01-270-4037	STRUT, BEARING, WELDMENT	E(RC)

4. Bill of Material (BOM)

The BOM provided 'carries' a heading of "Indented Bill of Material" and is in PDF format. This document lists all the parts, sub-assemblies and assemblies including purchase parts and raw material as well as the purchase part specification numbers where applicable and raw material specification numbers or references.

GBA designed parts have part numbers starting with S01- which is the indicator for SparrowHawk, followed by a 3 digit section which is an indicator of the main assembly that this part belongs to (such as fuselage, engine, or rotor), followed by a four digit number that is the drawing number, and then a 2 digit number is added to indicate the part number. The last 4 digits (before the 2 digit part number) start with the number '0' for installation drawings, the number '2' for sub-assembly drawings, and the number '4' for detailed single parts.

Thus S01-210-0003 is the drawing for the fuselage keel installation and top assembly, and S01-210-0003-01 would be the stores part number for the specific part.

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'Alphas' (letters) are added to indicate phantom part numbers used to collate a number of parts which are never stored as an assembly. Alphas can also be used to identify specific groups of part types, such as: K for kit, etc. A detail explanation will be provided during training of the JV personnel.

'AN' and 'MS' part numbers are for bolts and nuts, etc., in accordance with military standards.

GBA also used supplier part numbers for purchased items and these part numbers vary in format. GBA will provide catalogues and website names to enable the JV to identify these parts and purchase the same parts or local equivalents.

Raw material part numbers give material content specification, heat treat, and size requirements, ie: 6061-T6 XXXXXX ("6061" indicates the specific alloy of aluminum and "T6" indicates the material state (heat treat), which affects hardness and tensile strength – the "X"s would be where sizing information is contained).

5. Shipping Bill of Material

The "Shipping Bill of Material" is the same BOM as above, but gives more detail on raw material and purchase parts. For example:

S01-210-4015MD01-01	H1	H1	H1	MAST, LOWER
6061-T6				GMS 1101 PER QQ-A-200E, ASTM
2"X4"X1/8"SQX56.5				B221

The first column and first row is the part number and the MD indicates that it is a GBA manufactured part. The next thee columns (H1) indicate drawing revision levels and the last column, first row is the part name. The second row first column is the raw material 'part number' but it also indicates the type of material (6061 aluminum), material state (T6), and sizes; and the last column second row indicates the material specification numbers based upon international standards.

Hardware examples:

AN4-26A	BOLT (1/4-28 THD) UNDRILLED 2-3/4"L

The above is a bolt in accordance with the "AN" specifications and the last column is a description of the bolt size: AN (standards) 4 (1/4 inch with 28 thread pitch) no "H" after the "4" (not a drilled head) no "C" after the "4" (cadmium plated, not stainless steel) -26 (2-3/4 inches shank length) and "A" (no drilled shank).

6338K311	BUSHING, 3/16" ID, 5/16" OD, 1/2"LO

The above indicates a purchase part. The first column is the supplier's part number (6338K311). The last column is the description (BUSHING, 3/16" ID, 5/16" OD, 1/2"LO). A complete specification is available in the supplier's catalogue which is available on line and the link to website will be provided by GBA subsequent to closing.

6. SparrowHawk Material List

The below is an example of the separate main raw materials list used for the manufacture of the SparrowHawk. It includes the materials used by GBA sub-contractors which the BOM would not include. This list gives a description of the raw material, the sizes, and the applicable specifications. The quantity required per part would be obtainable from the BOM.

Extruded or Drawn Aluminum Rectangular Tube	2.0in x 4.0in x 0.125in thick	Aluminum 6061-T6 to QQ-A-200 E / 8 (Type 1) for Extruded Tube or ASTM B241-96-6061-T6 and alternatively WW-T-700/6 for Drawn Tube

7. Vendor and Supplier List

The below list contains an example of the purchase parts list showing vendor numbers, descriptions, and the applicable vendor.

05-03700	CABLE, CONTROL, SS, AIRCRAFT 3/32", 7X7	SPRUCE AND SPECIALTY

8. Tooling List

The Tooling List (example below) contains the tool numbers of the available tools used by GBA for the manufacture of the SparrowHawk, but does not include tooling used by sub-contractors. The subcontractor tooling is available for purchase from them.

AATD0004	BRAKE ARM WELD FIXTURE	DRAFTING DRAFT

9. Process Sheet List

For manufactured parts, the "Process Sheets" describes the manufacturing step-by-step or operation-by-operation processes and includes the numbers of the tooling to be used, the manufacturing drawings (in which the detail part dimensions for a specific operation are given), and the size of the raw material as necessary. Assembly process sheets detail the sequence of assembling the parts and any detail instruction to follow such as heating a part to a specific temperature to fit a bearing, for example.

The Process Sheet List contains all the part numbers for which process sheets are available. It excludes parts sub-contracted outside GBA.

10. Manufacturing Drawings

Manufacturing drawings contain detail dimensions for a part in process at a specific manufacturing operation. This list contains all the available manufacturing drawings. (There is a separate list indicating engineering design drawings.)

11. Stock List

The stock list (below example) contains all the part numbers in stock, the description, the total quantity either in stock or on order and the quantity on hand. The second column is the part revision number and the forth column the shelf location, the fifth column is the total quantity in stock and on order and the last column the quantity in stock. This list will be verified at the date of transfer of stock.

S01-370-4033-02   A   BRACKET, ATTACHMENT, EJ25   A4B   5   4

12. Engineering report

A report detailing all stress analysis performed for critical parts and the results of the stability flight tests flown, will be provided as when the data is transferred.

13. Build manual

The Build Manual contains detail instructions provided to the private owner to assemble the kit of parts. This manual will be provided as and when data is transferred.

14. The Pilots Operations Handbook

The Pilots Operating Handbook ("POH," also called the "Pilot's Manual") will be provided as and when data is transferred to the JV.

15. The Hawk 4 Gyroplane Rotorblade Technology

GBA's rotor blade design that is currently flying on the Hawk 4 Gyroplane, which transfer is specifically limited to the SparrowHawk Gyroplane aircraft as herein described: a GBA designed rotor blade of metal construction which, from root to tip, consists of a constant chord, constant thickness, and constant airfoil using GBA proprietary S401 rotorblade airfoil, limited to as scaled in size to fit the SparrowHawk Program aircraft, which scaled size will be exclusive to the JV. It is understood by both Parties that GBA reserves unto itself all rights to design, manufacture, and sell rotor blades using the herein described Hawk 4 Gyroplane rotor blade technology, for aircraft other than the SparrowHawk Program aircraft.

GBA will provide precise instructions for building the SparrowHawk Program rotorblades, including material specification, process specifications, parts lists, supplier lists, etc., dimensioning, plan-form, and airfoil cross section data specific to the SparrowHawk Program. The formulas necessary to design Hawk Series rotorblades other than the SparrowHawk Program will not be provided.

16. SparrowHawk Data Lists – (Provisional)

a. Top collector listing all applicable current GBA drawings (doc number S01-110-0004(RC)-1) – Attached [excel file: "Top Collector S01-110-0004(RC)-1 Dg1.xls"];

b. Design Drawings – All drawings including metal blade drawings will be made available after signing of Joint Venture Agreement;

c. Bill of material – Completed BOM will be made available after signing of Joint Venture Agreement;

d. Stock list – All existing Stock Lists (Attached [excel file: "StockList Dg1_1.xls"]);

e. List of material – All existing List of Materials (Attached [excel file: "SH_Material_List Dg1.xls"]);

f. Engineering Reports: All recorded stress analysis of major parts as well as the stability and strain gage test results – Engineering Reports will be made available after signing of Joint Venture Agreement;

g. Complete Build Manual – describing methods to assemble the aircraft from the SHIII Kit – Build Manual will be made available after signing of Joint Venture Agreement;

h. Complete Pilots Operating Handbook (POH) – The POH (also called the "Pilots Manual") will be made available after signing of Joint Venture Agreement;

i. Maintenance Check Lists – All existing Maintenance Check Lists are in the Build Manual and will be made available after signing of Joint Venture Agreement;

j. List of all:
   a. bought-outs;
   b. hardware; and
   c. specifications (where applicable)

are each part of the Stock List (see d. above), which specifications are complete but will be made available after signing of Joint Venture Agreement;

k. Material Specifications List – All existing Material Specifications List will be made available after signing of Joint Venture Agreement;

l. Manufacturing Process Sheets & Routings as manufactured by GBA – All existing Manufacturing Process Sheets & Routings will be made available after signing of Joint Venture Agreement;

m. Manufacturing Drawings – All existing Manufacturing Drawings Available for parts which were manufactured by GBA, will be made available after signing of Joint Venture Agreement;

n. Pick List, indicating all parts to be issued in order to assemble the aircraft – The Pick List will be made available after signing of Joint Venture Agreement;

o. Tooling to be provided by GBA – All existing Tooling (Tooling list attached [excel file "AA Tooling List Dg1.xls"]);

p. Vendor and Supplier Lists; - All existing Vendor and Supplier Lists will be made available after signing of Joint Venture Agreement;

q. Organization structure – To be compiled in consult with JV management;

r. Job description – All existing relevant job descriptions to be extracted from GBA data base and updated, will be provided after signing of Joint Venture Agreement

s. Manufacturing equipment lists – All existing Manufacturing Equipment Lists (Attached [MSWord file "SparrowHawk Equipment List Dg2.doc"]), and

t. All other relevant SparrowHawk specific information which may be in GBA's possession as part of its SparrowHawk program, which may not have otherwise been described in this Appendix A.

